FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT JANUARY 22, 2004

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Schwarzenbergplatz 3
1010 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Telekom Austria Group

     Shareholder Information

Telecom Italia International N. V. sells 73.9 million shares in Telekom Austria

This press release may not be published or distributed in or sent to the United States of America, Canada and Japan.

Vienna, January 21, 2004: Telekom Austria has been informed that Telecom Italia International N.V. has sold its residual shareholding, corresponding to 73.9 million shares or 14.78% of Telekom Austria’s share capital, in a private placement to institutional investors at a price of EUR 10.55 per share. Following completion of this transaction, the free float in Telekom Austria’s share capital will increase to 52.8%. The remaining stake is owned by ÖIAG, representing the Republic of Austria. ÖIAG and Telekom Austria have each entered lock-up agreements until 31 May 2004.

This document does not constitute or contain an offer to sell or a solicitation of an offer to buy any securities in the United States, in Austria or elsewhere. The ordinary shares of the Company have not been and will not be sold in the United States or for the account or benefit of U.S. persons (as such terms are defined in Regulation S under Securities Act) unless registered under the Securities Act or pursuant to an exemption from such registration. In Austria, the ordinary shares of the Company will be offered exclusively by way of a non public offering to a limited circle of persons within the scope of their business or professional activity according to Section 3/1/11 of the Austrian Capital Market Act. Stabilisation/FSA

Contacts:
Hans Fruhmann
Telekom Austria AG
Investor Relations,
Tel.: +43 (0) 590591-20918
E-mail: hans.fruhmann@telekom.at

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: January 22, 2004